Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Moody’s Assigns Caa1 CFR to Petaquilla Minerals Ltd.

Vancouver, BC – October 3, 2012: Petaquilla Minerals Ltd. ("Petaquilla" or the “Company”) reports that Moody's Investors Service (“Moody’s”) assigned first-time ratings to Petaquilla consisting of a Caa1 corporate family rating (“CFR”), Caa1 probability of default rating, Caa1 senior secured rating to its proposed US$210 million notes, and a speculative grade liquidity rating of SGL-3, indicating adequate liquidity. The Company plans to use the net proceeds from the notes offering to primarily fund the development and expansion of its mine and mineral exploration properties and repay existing indebtedness. The ratings outlook is stable.

RATINGS RATIONALE

Petaquilla’s Caa1 CFR is constrained by its small scale, lack of mineral diversity, reliance on a single gold mine in Panama that has a limited operating history and short reserve life, and the substantial execution risks associated with its expansion plans in Spain. The rating also reflects Petaquilla’s high pro forma adjusted leverage (Debt/EBITDA of about 6.7x) and Moody’s expectation that elevated capital expenditures will cause free cash flow to remain negative through the 12 to 18 month ratings horizon. The rating acknowledges the Company’s good cost position and high EBIT margins, available pro-forma cash balances to fund its development plans and Petaquilla’s recent positive earnings trajectory which is likely to continue through next 12 to 18 months.

Pro forma for the transaction, Petaquilla will have adequate liquidity (represented by the SGL-3 rating), underscored by cash balances of about $100 million, no meaningful near-term debt maturities, and lack of financial maintenance covenants. Countering these factors are the absence of a committed revolving credit facility and Moody’s belief that Petaquilla’s capital spending plans will consume a substantial portion of the Company’s cash balances through calendar 2014.

The stable outlook reflects Moody's expectation that gold prices will remain relatively favourable over the next 12 to 18 months and that earnings growth driven by increased production will enable the Company to reduce its leverage towards 5x in this time frame.

Upward rating movement is unlikely until Petaquilla successfully completes its expansion plans and demonstrates that it can generate positive free cash flow to repay debt. Following this consideration, the ratings could be upgraded if the Company sustains its adjusted Debt/EBITDA below 5x. The ratings could be downgraded if gold prices decline sharply, if costs escalate such that the Company sustains adjusted Debt/EBITDA above 7x or if the Company’s liquidity was to become inadequate.

The principal methodology used in rating Petaquilla was the Global Mining Industry Methodology published in May 2009. Other methodologies used include Loss Given Default for Speculative-Grade Non-Financial

Companies in the U.S., Canada and EMEA published in June 2009. Please see the Credit Policy page on www.moodys.com for a copy of these methodologies.

Headquartered in Vancouver, British Columbia, Petaquilla is a gold production and exploration company with one operating mine in Panama and several exploration properties in Panama, Spain and Portugal. Revenue for the fiscal year ended May 31, 2012, was US$93 million with about 70,000 gold equivalent ounces produced.

REGULATORY DISCLOSURES

The Global Scale Credit Ratings on this press release that are issued by one of Moody’s affiliates outside the EU are endorsed by Moody’s Investors Service Ltd., One Canada Square, Canary Wharf, London E 14 5FA, UK, in accordance with Art.4 paragraph 3 of the Regulation (EC) No 1060/2009 on Credit Rating Agencies. Further information on the EU endorsement status and on the Moody’s office that has issued a particular Credit Rating is available on www.moodys.com.

For ratings issued on a program, series or category/class of debt, this announcement provides relevant regulatory disclosures in relation to each rating of a subsequently issued bond or note of the same series or category/class of debt or pursuant to a program for which the ratings are derived exclusively from existing ratings in accordance with Moody’s rating practices. For ratings issued on a support provider, this announcement provides relevant regulatory disclosures in relation to the rating action on the support provider and in relation to each particular rating action for securities that derive their credit ratings from the support provider’s credit rating. For provisional ratings, this announcement provides relevant regulatory disclosures in relation to the provisional rating assigned, and in relation to a definitive rating that may be assigned subsequent to the final issuance of the debt, in each case where the transaction structure and terms have not changed prior to the assignment of the definitive rating in a manner that would have affected the rating. For further information please see the ratings tab on the issuer/entity page for the respective issuer on www.moodys.com.

Information sources used to prepare the rating are the following: parties involved in the ratings, public information, and confidential and proprietary Moody’s Investors Service information.

Moody’s considers the quality of information available on the rated entity, obligation or credit satisfactory for the purposes of issuing a rating.

Moody’s adopts all necessary measures so that the information it uses in assigning a rating is of sufficient quality and from sources Moody’s considers to be reliable including, when appropriate, independent third-party sources. However, Moody’s is not an auditor and cannot in every instance independently verify or validate information received in the rating process.

About Petaquilla Minerals Ltd. – Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of Panama – a region known historically for gold content. In addition, the Company has exploration operations at its wholly-owned Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.